CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
MARCH 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars, unless otherwise stated)

AUDITORS' REPORT

To the Shareholders of Amarc Resources Ltd.

We have audited the balance sheets of Amarc Resources Ltd. as at March 31, 2010 and 2009 and the statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2010 in accordance with Canadian generally accepted accounting principles.

“De Vissser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 26, 2010

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	March 31
	2010	2009
ASSETS

Current assets
Cash and cash equivalents	$4,310,460	$2,971,352
Amounts receivable and prepaid expenses	264,318	266,454
Balances due from related parties (note 9)	29,870	134,815
Marketable securities (note 5)	45,376	–
	4,650,024	3,372,621

Equipment (note 6)	37,863	54,091
Mineral property interests (note 7)	2	4
	$4,687,889	$3,426,716

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$32,999	$33,339
	32,999	33,339

Shareholders' equity
Share capital (note 8)	36,474,363	31,247,065
Contributed surplus (note 8(e))	1,852,377	1,713,992
Accumulated other comprehensive income	(2,625)	–
Deficit	(33,669,225)	(29,567,680)
	4,654,890	3,393,377

Nature and continuance of operations (note 1)
Commitments (note 8(b))
Subsequent events (note 12)
	$4,687,889	$3,426,716

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Years ended March 31
	2010	2009	2008

Expenses
Amortization	$16,228	$21,704	$5,092
Exploration (schedule)	3,195,315	4,619,185	3,066,939
Legal, accounting, and audit	36,289	37,120	55,162
Management and consulting	23,241	58,464	48,795
Office and administration	153,518	178,078	183,842
Salaries and benefits	311,512	208,906	257,060
Shareholder communication	103,538	122,932	72,860
Stock-based compensation (note 8(c))	138,385	244,061	–
Travel and conference	48,493	53,960	96,425
Trust and filing	59,138	25,915	26,903
	4,085,657	5,570,325	3,813,078
Other items
Foreign exchange loss (gain)	39,576	(218,818)	138,026
Gain on sale of marketable securities (note 9(b))	–	–	(68,992)
Gain on disposal of fixed assets (note 9(c))	–	(14,007)	–
Interest and other income	(23,688)	(309,149)	(315,812)
Tax related to flow-through financing	–	80,809	–
Loss for the year	$4,101,545	$5,109,160	$3,566,300
Other comprehensive loss:
Unrealized loss on available-for-sale marketable securities (note 5)	2,625	–	–
Total comprehensive loss for the period	$4,104,170	$5,109,160	$3,566,300

Basic and diluted loss per share	$0.05	$0.07	$0.06

Weighted average number of common shares outstanding	75,376,733	68,465,500	63,343,763

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Year ended		Year ended		Year ended
	March 31, 2010		March 31, 2009		March 31, 2008

Share capital	Number of shares		Number of shares		Number of shares
Balance at beginning of the year	72,739,473	$31,247,065	67,739,473	$30,747,065	62,949,473	$27,287,248
Share issuance pursuant to the Newton property option agreement at $0.17 per share (note 8(b))	100,000	17,000	–	–	–	–
Exercise of share purchase warrants at $0.55 per share	–	–	–	–	4,790,000	2,634,500
Fair value of warrants allocated to shares issued on exercise	–	–	–	–	–	825,317
Private placement at $0.10 per share, net of issue costs (note 8(b))	–	–	5,000,000	500,000	–	–
Private placement at $0.50 per share, net of issue costs	11,000,000	5,210,298	–	–	–	–
Balance at end of the year	83,839,473	$36,474,363	72,739,473	$31,247,065	67,739,473	$30,747,065

Contributed surplus
Balance at beginning of the year		$1,713,992		$1,469,931		$2,295,248
Fair value of warrants allocated to shares issued on exercise		–		–		(825,317)
Stock-based compensation		138,385		244,061		–
Balance at end of the year		$1,852,377		$1,713,992		$1,469,931

Accumulated other comprehensive loss
Balance at beginning of the year		$–		$–		$–
Unrealized loss on available-for-sale marketable securities (note 5)		(2,625)		–		–
Balance at end of the year		$(2,625)		$–		$–

Deficit
Balance at beginning of the year		$(29,567,680)		$(24,458,520)		$(20,892,220)
Loss for the year		(4,101,545)		(5,109,160)		(3,566,300)
Balance at end of the year		$(33,669,225)		$(29,567,680)		$(24,458,520)

TOTAL SHAREHOLDERS' EQUITY		$4,654,890		$3,393,377		$7,758,476

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended March 31
Cash provided by (used in)	2010	2009	2008

Operating activities
Loss for the year	$(4,101,545)	$(5,109,160)	(3,566,300)
Items not involving cash:
Amortization	16,228	21,704	5,092
Common shares received, included in exploration expenses	(48,001)	–	–
Common shares issued, included in exploration expenses	17,000	–	–
Foreign exchange loss (gain)	9,863	(12,216)	97,435
Stock-based compensation (note 8(c))	138,385	244,061	–
(Gain) on sale of marketable securities	–	–	(68,992)
(Gain) on disposal of equipment	–	(14,007)	–
Non-cash interest income (note 9(b))	–	–	(53,629)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	2,136	(17,204)	(136,812)
Balances due from and due to related parties	70,799	(282,902)	202,079
Accounts payable and accrued liabilities	(340)	(11,038)	(33,636)
Cash used for operating activities	(3,895,475)	(5,180,762)	(3,554,763)

Investing activities
Proceeds from sale of equipment	34,148	–	–
Proceeds from sale of marketable securities (note 9(b))	–	–	315,499
Purchase of equipment	–	(74,097)	–
Repayment of loan provided to a related party (note 9(b))	–	–	5,500,000
Cash provided by (used for) investing activities	34,148	(74,097)	5,815,499

Financing activities
Issuance of share capital, net of costs ( note 8(b))	5,210,298	500,000	2,634,500
Cash provided by financing activities	5,210,298	500,000	2,634,500

Effect of exchange rate fluctuations on cash held	(9,863)	12,216	(97,435)

Increase (decrease) in cash and cash equivalents	1,339,108	(4,742,643)	4,797,801
Cash and cash equivalents, beginning of year	2,971,352	7,713,995	2,916,194
Cash and cash equivalents, end of year	$4,310,460	$2,971,352	$7,713,995

Components of cash and cash equivalents are as follows:
Cash	$4,310,460	$338,242	$511,900
Treasury bills and banker's acceptances	–	2,633,110	6,255,967
Commercial paper	–	–	946,128
Cash and cash equivalents, end of year	$4,310,460	$2,971,352	$7,713,995

Supplementary cash flow information:
Interest paid	$–	$–	$–
Taxes paid	$–	$–	$–
Interest received	$23,688	$309,149	$262,942

Non cash financing and investing activities:
Common shares received, included in exploration expenses (note 5)	$48,001	$–	$–
Common shares received from Rockwell Diamonds Inc. (note 9(b))	$–	$–	$246,507
Fair value of share warrants transferred to share capital upon exercise	$–	$–	$825,317
Issuance of common shares for property option fees (note 8(b))	$17,000	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Newton	Sitlika
	program	program	Generative	Other
	British	British	British	(including
	Columbia	Columbia	Columbia	METC-BC)	Total

Exploration expenses for the year ended March 31, 2010
Assays and analysis	$149,350	$23,243	$54,657	$24,319	$251,569
Drilling	617,938	1,178	–	51,190	670,306
Engineering	1,208	–	–	–	1,208
Environmental	1,534	106,312	–	520	108,366
Equipment rental	13,244	13,738	–	1,547	28,529
Geological	1,373,417	143,587	211,755	26,428	1,755,187
Graphics	12,946	2,198	1,980	990	18,114
Helicopter	–	79,505	1,645	37,011	118,161
Mineral Exploration Tax Credit (METC-BC)	–	–	–	(252,086)	(252,086)
Property fees and assessments	9,339	26,837	12,258	26,185	74,619
Property option payments	77,000	–	–	–	77,000
Site activities	151,796	72,675	3,956	26,620	255,047
Socioeconomic	31,230	13,788	810	2,100	47,928
Travel and accommodation	33,096	5,362	1,270	1,639	41,367
Incurred during fiscal 2010	2,472,098	488,423	288,331	(53,537)	3,195,315
Cumulative expenditures, March 31, 2009	–	6,797,771	3,464,755	11,806,233	22,068,759
Cumulative expenditures, March 31, 2010	$2,472,098	$7,286,194	$3,753,086	$11,752,696	$25,264,074

Exploration expenses for the year ended March 31, 2009
Assays and analysis	$–	$462,881	$24,415	$109,053	$596,349
Drilling	–	806,590	–	–	806,590
Engineering	–	370,280	500	–	370,780
Environmental	–	14,847	–	628	15,475
Equipment rental	–	69,988	35,953	13,203	119,144
Geological	–	1,496,369	549,721	496,574	2,542,664
Graphics	–	6,004	10,008	2,845	18,857
Helicopter	–	582,325	–	18,170	600,495
Mineral Exploration Tax Credit (METC-BC)	–	–	–	(1,435,072)	(1,435,072)
Property fees and assessments	–	41,435	12,361	19,059	72,855
Property option payments	–	50,000	–	10,000	60,000
Site activities	–	353,582	40,378	95,714	489,674
Socioeconomic	–	835	1,895	–	2,730
Travel and accommodation	–	317,731	7,039	33,874	358,644
Incurred during fiscal 2009	–	4,572,867	682,270	(635,952)	4,619,185
Cumulative expenditures, March 31, 2008	–	2,224,904	2,782,485	12,442,185	17,449,574
Cumulative expenditures, March 31, 2009	$–	$6,797,771	$3,464,755	$11,806,233	$22,068,759

Exploration expenses for the year ended March 31, 2008
Assays and analysis	$–	$223,521	$23,113	$36,647	$283,281
Engineering	–	7,581	–	–	7,581
Equipment rental	–	56,066	11,993	15,874	83,933
Geological	–	998,736	296,571	444,768	1,740,075
Graphics	–	10,728	3,218	7,182	21,128
Helicopter	–	380,857	–	11,020	391,877
Property fees and assessments	–	51,393	2,528	13,568	67,489
Property option payments	–	50,000	–	10,000	60,000
Site activities	–	295,404	23,997	53,090	372,491
Travel and accommodation	–	30,441	2,844	5,799	39,084
Incurred during fiscal 2008	–	2,104,727	364,264	597,948	3,066,939
Cumulative expenditures, March 31, 2007	–	120,177	2,418,221	11,844,237	14,382,635
Cumulative expenditures, March 31, 2008	$–	$2,224,904	$2,782,485	$12,442,185	$17,449,574

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with Canadian GAAP and are presented in Canadian dollars.

These consolidated financial statements include the accounts of the Company and Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership.

All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Mineral property interests and related asset retirement obligations

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are greater than the estimated fair market value, the unrecoverable portion is charged to operations in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company's discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected from the asset. If the carrying amount of the long-lived asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the same basis as the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company has no material asset retirement obligations as the disturbance at the exploration sites as at March 31, 2010 has been minimal.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Government assistance

Due to the uncertainty of approval associated with mineral exploration tax credits and other government grants for which the Company applies, government grants are recorded and credited to exploration expenses when the proceeds of these grants are actually received.

(e)	Share capital

Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(f)	Stock-based compensation

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

(g)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for amortization of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(h)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates. Foreign exchange gains or losses are recognized in the statement of operations.

(i)	Segment disclosures

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties in British Columbia, Canada.

(j)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Under the Canadian Income Tax Act, a company may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

(k)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

When the Company is in a net loss position, diluted loss per share is not presented separately as the effect of the outstanding options and warrants would be anti-dilutive.

(l)	Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(m)	Financial instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

•	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss).
•	Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.
•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

In accordance with this standard, the Company had classified its financial instruments as follows:

Financial Instrument	Classification	Measurement
Amounts receivable	Loans and Receivables	Amortized cost
Balance due from related parties	Loans and Receivable	Amortized cost
Marketable securities and investments (i)	Available for Sale	Fair Value
Accounts payable and accrued liabilities	Other Financial Liability	Amortized cost

(i)

Marketable securities are classified as available-for-sale securities and are measured at fair market value with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(n)	Variable interest entities

An enterprise holding other than a voting interest in a variable interest entity ("VIE") could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. The Company does not have any VIE's.

(o)	Going Concern – Amendments to Section 1400

CICA Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The Company has assessed its ability to continue as a going concern and concluded that it will be able to continue as a going concern (note 1).

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

(p)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly adopted accounting policy

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures, was amended to require additional disclosures about fair value measurements. These amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009.

This disclosure requires the Company to classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly

Level 3 – Inputs that are not based on observable market data

A table providing the classification of the Company’s investments within the fair value hierarchy is shown in note 11 to the annual consolidated financial statements.

(b)	Accounting standards not yet adopted

(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. Due to the Company's March 31 fiscal year, the transition date for the Company is April 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The Company is currently in the process of establishing a steering committee, developing a formal project plan, allocating internal resources and engaging expert consultants to monitor the transition from Canadian GAAP to IFRS reporting.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

(ii)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements", and 1602 "Non-Controlling Interests" which superseded current sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

5.	AVAILABLE-FOR-SALE SECURITIES

As at March 31, 2010, the Company held common shares in the following companies which were classified as available-for-sale securities:

		Estimated Fair
		Value at March
	Cost	31, 2010
Falkirk Resources Corp. (note 7(a)(vi))	$17,000	$12,000
New High Ridge Resources Inc. (note 7(a)(i))	5,000	2,375
Serengeti Resources Inc.	26,000	31,000
Tulox Resources Inc. (note 7(a)(iv))	1	1
Total	$48,001	$45,376

As at March 31, 2009, there were no available-for-sale financial assets held by the Company.

6.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
March 31, 2010
Site equipment	$44,057	$21,986	$22,071
Computers	30,607	14,815	15,792
Total	$74,664	$36,801	$37,863

March 31, 2009
Site equipment	$44,057	$12,526	$31,531
Computers	30,607	8,047	22,560
Total	$74,664	$20,573	$54,091

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS

The Company has recorded the following interest in royalties in currently non-producing properties at a nominal value on the balance sheet:

	March 31	March 31
	2010	2009
British Columbia, Canada
Iskut ((a)(ix))	$–	$1
Witch ((a)(ix))	–	1
Other
Ana, Yukon Territory (b)	1	1
Mann Lake, Saskatchewan (b)	1	1
Total	$2	$4

(a)	British Columbia, Canada

(i)        Newton Property

In June 2009, the Company entered into an option agreement with New High Ridge Resources Inc. ("High Ridge"), formerly named High Ridge Resources Inc., whereby the Company has the right to earn an 80% interest in the Newton property by making a cash payment of $60,000 (paid), issuing 100,000 of the Company's common shares (issued) to the underlying owners and funding exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed) and an additional $4,700,000 over seven years from the effective date of the agreement.

The agreement is subject to an underlying option agreement with arm's length parties, whereby High Ridge has the right to acquire a 100% undivided interest in all the claims held under the agreement through a series of staged payments and share issuances, which High Ridge warrants have been completed, and exploration expenditures to the amount of $240,000 on or before December 31, 2009. The claims held under the Newton agreement are subject to a 2% net smelter royalty, which may be purchased by High Ridge for $2,000,000. Annual advance royalty payments of $25,000 are required starting in 2011.

In consideration of the Company agreeing to issue to the underlying owners 100,000 common shares, High Ridge has agreed to issue to the Company 100,000 common shares (issued).

(ii)       The Plateau Gold-Copper Belt

During the year ended March 31, 2010, the Company acquired, by staking claims, a 100% interest in approximately 2,600 square kilometers of minerals properties over the Plateau Gold-Copper Belt, which extends south from the Newton property.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

(iii)      Pinchi Property

In August 2009, the Company entered into an option agreement with Lysander Minerals Corp. ("Lysander") on the Pinchi property. Under the terms of the option agreement, the Company has the right to earn a 60% interest in the Pinchi property by funding $3,151,000 in exploration expenditures on or before December 2012. The Company can earn an additional 15% interest by incurring an additional $4,000,000 in exploration expenditures over the subsequent two calendar years. Upon the earlier of the Company exercising its second option to earn a 75% interest or electing to remain at a 60% interest, the two parties will enter into a joint venture agreement.

Subsequent to March 31, 2010, the Company terminated the Pinchi property option agreement on May 14, 2010.

(iv)       Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), an unrelated British Columbia company, whereby Tulox may acquire a 50% interest in the property for consideration of 1,600,000 Tulox's common shares (250,000 shares issued) and by incurring $1,000,000 in expenditures on the property over three years. Tulox may acquire a 100% interest for additional consideration of 1,100,000 of its common shares and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns ("NSR") royalty following the commencement of commercial production on the property. In addition, the Company receives a "back-in right" whereby the Company can acquire a 60% interest in the property by agreeing, within 90 days of the completion of a pre-feasibility study, to fund a further $10,000,000 of exploration expenditures on the property. However, upon exercise of the "back-in right", the Company's entitlement to NSR will reduce to 1.2% from 3%.

In April 2010, pursuant to the Tulox property agreement, the Company received 250,000 common shares of Tulox Resources Inc. (note 5), which the Company has recorded at a nominal value of $1.

(v)        Pond Property

Effective August 1, 2008, the Company entered into an agreement with a private arm's-length company for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% NSR, which the Company may acquire for $2,000,000. Consideration for acquiring the 100% undivided interest in the Pond property is to consist of staged payments totaling $215,000 ($5,000 paid) and the incurring of expenditures totaling $225,000 on the property, prior to August 2012.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

During the year ended March 31, 2010, the Company terminated the Pond agreement.

(vi)       Bodine Property

In November 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property ("Bodine") which is located in the Omineca Mining Division in central British Columbia. The Company can acquire its interest in Bodine by making staged cash payments totaling $225,000 ($125,000 paid) and expending $2,000,000 (incurred) on the property over four years. Bodine is subject to a 3% NSR, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be payable beginning from the fifth year of the agreement to the fifteenth year of the agreement. In January 2010, the Company terminated the Bodine property agreement.

In June 2009, the Company reached an agreement (the "Falkirk Agreement") with Falkirk Resources Corp. ("Falkirk"), which was subsequently amended on August 25, 2009. Under the amended option agreement and subject to the underlying Bodine Property Agreement, Falkirk has the right to earn a 50% interest in the Bodine property by issuing 200,000 common shares to the Company (100,000 shares issued) and funding $600,000 in exploration expenditures on or before December 31, 2009 (completed). In January 2010, the Company and Falkirk mutually terminated the Falkirk agreement.

(vii)      Sitlika Properties

The Company acquired by staking 100% interests in several mineral properties located in the Omineca, Cariboo and Clinton Mining Divisions of British Columbia, ranging in location from approximately 110 kilometers northeast of Smithers to approximately 35 kilometers southwest of Williams Lake. As of March 31, 2010, these properties included the Aspira, Huge East, Megamine, and Polymet claims and in total comprised 17 square kilometers.

(viii)     Rapid Property

In April 2008, the Company acquired, by staking, claims known as the Rapid Property, which is located 27 kilometers northeast of the Aspira Property (part of the Sitlika Properties) and 36 kilometers northwest of the town of Fort St. James. As at March 31, 2010, the Company’s claims in Rapid property comprised approximately 5 kilometers.

(ix)       Other Properties

The Chona Agreement with an arm's length party, through which the Company retained a 2.5% net smelter royalty in the Chona claims, which were part of the Witch property located in BC, has lapsed.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

The AA Agreement with an arm's length party, through which the Company retained a 1.5% net smelter royalty interest in the AA claims, which were part of the Iskut properties located in BC, has lapsed.

(b)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Private placements

Fiscal year ended March 31, 2010.

During the year ended March 31, 2010, the Company arranged a private placement of 11,000,000 of its common shares at a price of $0.50 per share, consisting of 4,800,000 flow-through shares and 6,200,000 non-flow-through shares for aggregate gross proceed of $5,500,000. In accordance with the terms of flow-through share agreements, the Company is obligated to spend the proceeds from the flow-through shares on eligible exploration activities by December 31, 2010. As per certain provisions of the Income Tax Act (Canada), the Company is subject to a tax on the portion of proceeds from this flow-through share issuance unspent after February 2010. As of March 31, 2010, approximately $1,659,000 remained to be spent on eligible exploration activities.

In August 2009, the Company issued 100,000 common shares pursuant to the Newton property agreement (note 7(a)(i)). The Company recorded this issuance and the corresponding property option fees at $17,000, being the estimated fair value of the shares using the quoted market price on the date of issuance.

Fiscal year ended March 31, 2009.

In December 2008, the Company completed a private placement of 5,000,000 units at a price of $0.10 per unit. Each unit consisted of one flow-through common share and one non-flow-through warrant. Each warrant is exercisable to purchase one additional common share at a price of $0.10 for a 24 month period. In accordance with the terms of the flow-through share agreements, the Company has spent total proceeds from the share issuance on eligible exploration expenses and has renounced those expenses to the investors.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

Fiscal year ended March 31, 2008.

During the year ended March 31, 2008, pursuant to exercise of share purchase warrants, the Company issued 4,440,000 flow-through common shares and 350,000 non-flow-through common shares for total proceeds of $2,442,000 and $192,500 respectively. During the year ended March 31, 2009, the Company spent total proceeds from this flow-through share issuance on eligible exploration expenses and renounced those expenses to the investors, in accordance with the terms of the flow-through share agreements.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

The continuity of share purchase options for the year ended March 31, 2010 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2009	Granted	Exercised	Cancelled	2010
July 19, 2011	$0.70	1,713,600	–	–	(98,400)	1,615,200
April 28, 2012	$0.70	–	70,000	–	–	70,000
March 30, 2013	$0.51	–	50,000	–	–	50,000
Total		1,713,600	120,000	–	(98,400)	1,735,200
Weighted average exercise price	–	$0.70	$0.62	–	$0.70	$0.69

The continuity of share purchase options for the year ended March 31, 2009 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2008	Granted	Exercised	Cancelled	2009
July 19, 2011	$0.70	–	1,828,200	–	(114,600)	1,713,600
Weighted average exercise price		$–	$0.70	$–	$0.70	$0.70

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the fiscal year 2010, and which have been reflected in the consolidated statements of operations, is as follows:

	Year ended March 31
	2010	2009	2008
Exploration
Engineering	$5,658	$18,796	$–
Environmental, socioeconomic and land	2,385	3,793	–
Geological	47,961	75,889	–
Exploration	56,004	98,478	–
Operations and administration	82,381	145,583	–
Total compensation cost recognized in operations, credited to contributed surplus	$138,385	$244,061	$–

The assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Year ended March 31
	2010	2009	2008
Risk free interest rate	2.48%	1.96%	–
Expected life	3 years	3 years	–
Expected volatility	85%	83%	–
Expected dividends	Nil	nil	–

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2010 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2009	Issued	Exercised	Cancelled	2010
February 9, 2011	$0.10	5,000,000	–	–	–	5,000,000

Weighted average exercise price		$0.10	–	–	–	$0.10

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2009 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2008	Issued	Exercised	Cancelled	2009
January 17, 2009	$0.55	5,700,000	–	–	(5,700,000)	–
February 9, 2011	$0.10	–	5,000,000	–	–	5,000,000
Total		5,700,000	5,000,000	–	(5,700,000)	5,000,000
Weighted average exercise price		$0.55	$0.10	$–	$0.55	$0.10

(e)	Contributed surplus

The components of contributed surplus were:

	March 31	March 31
	2010	2009
Fair value of warrants	$982,110	$982,110
Cumulative stock-based compensation	1,275,363	1,136,978
Contributed surplus transferred to share capital relating to options exercised	(405,096)	(405,096)
Balance, end of the year	$1,852,377	$1,713,992

9.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable	March 31	March 31
	2010	2009
Hunter Dickinson Services Inc. (a)	$29,870	$90,140
Farallon Minera Mexicana.S.A. de C.V (c)	–	44,675
Total	$29,870	$134,815

Transactions	Year ended March 31
	2010	2009	2008
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$1,526,583	$2,658,528	$1,603,106
Interest income on loan:
Rockwell Diamonds Inc. (b)	$–	$–	$53,629
Sale of equipment:
Farallon Minera Mexicana.S.A. de C.V (c)	$–	$32,679	$–

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company which until recently was owned equally by several public companies, one of which was the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis.

(b)

Rockwell Diamonds Inc. ("Rockwell"), formerly named Rockwell Ventures Inc., is a public company with certain directors in common with the Company. In January 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note was calculated at a rate of 20% per annum, compounded quarterly. Interest was payable in common shares of Rockwell. In April 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing payment of interest on the 90-day promissory note.

In June 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,499. A gain of $68,992 was recorded on the sale.

(c)

Farallon Minera Mexicana S.A. de C.V. ("FMM") is a subsidiary of Farallon Resources Ltd., a publicly traded company which has a director in common with the Company. During the year ended March 31, 2009, the Company sold some used equipment with a book value of $18,673 to FMM at market value, for US$30,800 ($32,679).

10.	INCOME TAXES

As at March 31, 2010 and 2009, the estimated tax effects of the significant components within the Company's future income tax assets (liabilities) are as follow:

	March 31	March 31
	2010	2009
Future income tax assets (liabilities)
Resource pools	$2,707,000	$2,532,000
Loss carry forwards	1,057,000	593,000
Financing expenses	65,000	15,000
Equipment	9,000	5,000
Subtotal	3,838,000	3,145,000
Valuation allowance	(3,838,000)	(3,145,000)
Net future income tax asset	$–	$–

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	March 31	March 31
	2010	2009
Combined Canadian federal and provincial statutory rate	29.63%	30.75%

Income tax at statutory rates	$(1,215,000)	$(1,571,000)
Permanent differences	435,000	771,000
Tax rate differences	128,000	383,000
Adjustments of taxes of prior periods	(41,000)	872,000
Change in valuation allowance	693,000	(455,000)
	$–	$–

At March 31, 2010, the Company had non-capital losses available for Canadian income tax purposes totaling approximately $2.6 million (2009 – $2.4 million) expiring in various periods to 2029, and taxable capital losses of $1.6 million (2009 – $nil) that do not expire.

11.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

In order to facilitate the management of its capital requirements, the Company prepares annual operating plan that are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended March 31, 2010.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at March 31, 2010.

	Financial assets at fair value as at March 31, 2010
	Level 1	Level 2	Level 3	Total

Marketable securities and investments	$45,376	$–	$–	$–

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(i) Credit Risk

The Company's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in high quality investments with major financial institutions and in federal government-backed treasury bills. The Company does not have any financial assets that are invested in asset backed commercial paper.

(ii) Liquidity Risk

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company's holdings of cash and cash equivalents. The Company's cash and equivalents are invested in business accounts, commercial paper and treasury bills, which are immediately available on demand for the Company's use.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

The Company has sufficient cash and cash equivalents to meet commitments associated with its financial liabilities.

(iii)     Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and price risk.

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and a significant portion of its cash and cash equivalents are denominated in Canadian dollars ("CAD"). At March 31, 2010, the Company was exposed to foreign exchange risk to the extent of exchange rate fluctuation and a resultant change in the value of its cash and cash equivalents held in US dollars ("USD").

The exposure of the Company's financial assets to foreign exchange risk is as follows:

	March 31	March 31
Expressed in CAD equivalents	2010	2009
Financial assets
United States dollars	$118,199	$117,878
Mexican pesos	–	37,072
Total financial assets	$–	$154,950

Substantially all of the Company's liabilities are denominated in Canadian dollars.

The Company currently does not engage in foreign currency hedging.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2010, 2009, and 2008
(Expressed in Canadian Dollars, unless otherwise stated)

The following significant exchange rates applied during the year:

	2010	2009
Canadian dollars per United States dollar
Closing rate at March 31	1.0158	1.2613
Average rate during the year	1.0904	1.1274

Mexican Peso per Canadian dollar
Closing rate at March 31	12.171	11.227
Average rate during the year	12.037	10.641

Interest rate risk

The Company is subject to interest rate price with respect to its investments in cash equivalents. The Company's policy is to invest cash in variable rate financial instruments having maturity dates of three months or less from the date of acquisition and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

Price risk

The Company is subject to price risk in respect of its investments in marketable securities (note 5).

12.	SUBSEQUENT EVENTS

There were no significant events subsequent to March 31, 2010 requiring disclosure in these consolidated financial statements.